Exhibit 99.2

Regulated information – Inside information

argenx raises approximately $300.6 million in gross proceeds in a U.S. public offering

September 18, 2018, 8:45 PM ET – September 19, 2018, 2:45 AM CEST

Breda, the Netherlands / Ghent, Belgium — argenx (Euronext & Nasdaq: ARGX) a clinical-stage biotechnology company developing a deep pipeline of differentiated antibody-based therapies for the treatment of severe autoimmune diseases and cancer, announced today the pricing of an underwritten public offering in the United States and an offering in Europe only to qualified investors (within the meaning of Directive 2003/71/EC, as amended) (the Offering) with anticipated gross proceeds totalling approximately $300.6 million from the sale of 3,475,000 American Depositary Shares (ADSs) at a price to the public of $86.50 per ADS.

Each of the ADSs offered represents the right to receive one ordinary share, nominal value of €0.10 per share. All of the ADSs in the Offering are being sold by argenx.

argenx has granted the underwriters an option to purchase up to an additional 521,250 ADSs, representing 15% of the ADSs sold in the Offering. This option can be exercised during the 30-day period commencing September 18, 2018.

argenx’s ADSs are currently listed on the Nasdaq Global Select Market under the symbol “ARGX” and argenx’s ordinary shares are currently listed on Euronext Brussels under the symbol “ARGX.”

Morgan Stanley, Cowen and Evercore ISI are acting as joint bookrunning managers for the Offering, and Kempen and Nomura are acting as co-managers. Piper Jaffray is acting as a financial advisor in connection with the Offering. The Offering is expected to close on September 21, 2018, subject to customary closing conditions.

The securities are being offered pursuant to an automatically effective shelf registration statement that was previously filed with the Securities and Exchange Commission (SEC). A preliminary prospectus supplement relating to and describing the terms of the Offering has been filed with the SEC and is available on the SEC’s website at www.sec.gov. When available, copies of the final prospectus supplement and the accompanying prospectus relating to the Offering may be obtained for free from Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, New York 10014, United States, Attention: Prospectus Department; from Cowen and Company, LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Attn: Prospectus Department, by telephone at (631) 274-2806 or by fax at (631) 254-7140; or Evercore Group L.L.C., Attention: Equity Capital Markets, 55 East 52nd Street, 36th Floor, New York, NY 10055, or by telephone at (888) 474-0200.

A request for the admission to listing and trading of ordinary shares underlying the ADSs (the New Ordinary Shares) on the regulated market of Euronext Brussels will be made. For such admission to listing and trading of the New Ordinary Shares on the regulated market of Euronext Brussels, a listing prospectus for the purpose of Article 3, §3 of the Directive 2003/71/EC of the European Parliament and of the Council

of November 4, 2003, as amended, including by Directive 2010/73/EU, is prepared in accordance with Chapter 5.1 of the Dutch Financial Supervision Act (Wet op het financieel toezicht) for the admission to listing and trading of the New Ordinary Shares, will be filed with the Dutch Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) (the AFM). After approval, the listing prospectus will be notified by the AFM to the Belgian Financial Services and Markets Authority (Autoriteit voor Financiële Diensten en Markten), for passporting in accordance with article 18 of the Prospectus Directive.

This press release is for information purposes only and does not constitute, and should not be construed as, an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale is not permitted or to any person or entity to whom it is unlawful to make such offer, solicitation or sale. Reference is also made to the restrictions set out in “Important information” below. This press release is not for publication or distribution, directly or indirectly, in or into any state or jurisdiction into which doing so would be unlawful or where a prior registration or approval is required for such purpose.

About argenx

argenx is a clinical-stage biotechnology company developing a deep pipeline of differentiated antibody-based therapies for the treatment of severe auto-immune diseases and cancer. The company is focused on developing product candidates with the potential to be either first-in-class against novel targets or best-in-class against known, but complex, targets in order to treat diseases with a significant unmet medical need. argenx’s ability to execute on this focus is enabled by its suite of differentiated technologies. The SIMPLE AntibodyTM Platform, based on the powerful llama immune system, allows argenx to exploit novel and complex targets, and its three complementary Fc engineering technologies are designed to expand the therapeutic index of its product candidates.

For further information, please contact:

Joke Comijn, Director Corporate Communications & Investor Relations (EU)

+32 (0)477 77 29 44

+32 (0)9 310 34 19

info@argenx.com

Beth DelGiacco, VP Investor Relations (US)

+1 518 424 4980

bdelgiacco@argenx.com

Forward-looking Statements

The contents of this announcement include statements that are, or may be deemed to be, “forward-looking statements.” These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “intends,” “may,” “will,” or “should,” and include statements argenx makes concerning the closing of the proposed Offering.  By their nature, forward-looking statements involve risks and uncertainties and readers are cautioned that any such forward-looking statements are not guarantees of future performance. argenx’s actual results may differ materially from those predicted by the forward-looking statements as a result of various important factors, including argenx’s expectations regarding the inherent uncertainties associated with competitive developments, preclinical and clinical trial and product development activities and regulatory approval requirements; argenx’s reliance on collaborations with third parties; estimating the commercial potential of argenx’s product candidates; argenx’s ability to obtain and maintain protection of intellectual property for its technologies and drugs; argenx’s limited operating history; and argenx’s ability to obtain additional funding for operations and to complete the development and commercialization of its product candidates. A further list and description of these risks, uncertainties and other risks can be found in argenx’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in argenx’s most recent annual report on Form 20-F filed with the SEC as well as subsequent filings and reports filed by argenx with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. argenx undertakes no obligation to publicly update or revise the information in this press release, including any forward-looking statements, except as may be required by law.

Important information

In connection with the Offering, Morgan Stanley & Co. LLC (the Stabilization Agent), or any of its agents, on behalf of the underwriters may (but will be under no obligation to), to the extent permitted by applicable law, over-allot ADSs or effect other transactions with a view to supporting the market price of the ADSs at a higher level than that which might otherwise prevail in the open market. The Stabilization Agent is not required to enter into such transactions and such transactions may be effected on any securities market, over-the-counter market, stock exchange (including Euronext Brussels) or otherwise and may be undertaken at any time starting on the date hereof and ending no later than 30 calendar days hereafter. However, there will be no obligation on the Stabilization Agent or any of its agents to effect stabilizing transactions and there is no assurance that stabilizing transactions will be undertaken. Such stabilization, if commenced, may be discontinued at any time without prior notice. Save as required by law or regulation, neither the Stabilization Agent nor any of its agents intends to disclose the extent of any over-allotments made and/or stabilization transactions under the Offering.

No public offering will be made and no one has taken any action that would, or is intended to, permit a public offering in any country or jurisdiction, other than the United States, where any such action is required, including in the European Economic Area. In the European Economic Area, the transaction to which this press release relates will only be available to, and will be engaged in only with, qualified investors within the meaning of Directive 2003/71/EC (together with any applicable implementing measures in the relevant member state of the European Economic Area and as amended, including by Directive 2010/73/EU, to the extent implemented in the relevant member state).

In addition, in the United Kingdom, the transaction to which this press release relates will only be available to, and will be engaged in only with, investment professionals falling within Article 19(5) of the Financial Services and Markets Act (Financial Promotion) Order 2005, as amended (the Order), persons falling within Article 49(2)(a) to (d) of the Order, and other persons to whom this announcement may lawfully be communicated (all such persons together being referred to as “relevant persons”). The securities referred to herein are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with relevant persons. Any person who is not a relevant person should not act or rely on this communication or any of its contents.